JENNIFER CONVERTIBLES, INC.
                    419 CROSSWAYS PARK DRIVE
                       WOODBURY,  NY 11797
                          516-496-1900





March 10, 2005

Mr. James Allegretto
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Jennifer Convertibles, Inc.
          Form 10-K, for the year ended August 28, 2004
          Form 10-Q, for the quarter ended November 27, 2004
          File No. 1-9681

Dear Mr. Allegretto:

The following are your comments and our responses to your comment letter to us dated February 11, 2005. We hope that you find our responses sufficient and we look forward to resolving any issues that you may have.

          FORM 10-K FOR THE YEAR ENDED AUGUST 28, 2004

Consolidated Financial Statements

Item 1. Business, page 2

1. Please disclose in future filings in tabular form for each period presented the amount or percentage of total revenue or sales contributed by each class of similar products or services. See Item 101(c)(1)(i) of Regulation S-K and paragraph 37 of SFAS 131.

     In future filings, the Company will include in tabular form for each period presented the amount or percentage of total revenue or sales contributed by each class of similar products or services.

Item 6. Selected Financial Data, page 10

2. You disclose data on the number and type of stores opened at the end of each period presented. Please consider revising your disclosures to include the number of new openings and closings and reconciling the beginning total to the total you currently consolidate at the end of each period presented.

     In future filings the Company will revise Item 6 (Selected
     Data) to include the number of new openings and closings and reconciling the beginning total to the total currently consolidated at the end of each period presented.

Item  7.   Management's  Discussion  and  Analysis  of  Financial
Condition and Results of Operations, page 11

3. Your disclosures explaining the increase in the overall increase in net sales and revenues are not clear to us. You disclose that merchandise sales and home delivery income increased by 5.7% and revenue from service contracts increased 9.8%, but indicate that the economic softness and poor weather conditions during fiscal 2003 caused the increase. Supplementally please advise us of the reasons for your increased results in fiscal 2004 and revise future filings accordingly quantifying the dollars and the impact of each component of the change in results to the extent possible. Further, please consider discussing the impact new stores have on net sales and gross profit of your new stores in fiscal 2004 and the incremental effect of having stores opened in 2003 being open all of 2004. Refer to Item 303(a)(3) of Regulation S-K.

     During fiscal 2003, the Company's sales were negatively impacted by poor weather conditions especially during its President's Day Sales. This holiday typically represents the Company's biggest sales period. The poor weather was so severe that most of the Company's stores in the Northeast
     were closed for an extended period.   In fiscal 2004, the
     weather was not as poor and as a result the Company did not lose sales revenues during that critical period.

     In future filings, the Company will try to quantify the dollars and impact of each component of the changes in results to the extent possible. Also in future filings, the Company will discuss the impact of new stores on the Company's net sales and gross profit.

4. You disclose same store sales growth of 1.3% for fiscal 2004 and indicate that same store sales decreased in fiscal 2003. In future filings, please provide the percentage of change in same store sales for all periods presented and disclose how you determine the stores that are included in arriving at your same store sales information from period to period. If you include all stores that were open during all of both periods being compared, please state so in your disclosures. Please also disclose how you treat relocated stores or expansions in square feet in your calculation of same store information. In your supplemental response, please show us what your revised disclosures will look like.

     In future filings, the Company will include the following revised disclosure: "Same store sales (sales at those stores open for the entire fiscal year in the current and prior period) increased 1.3% for the fiscal year ended August 28, 2004, compared to the fiscal year ended August 30, 2003.
     Not included in same store sales are four stores that were relocated in the fiscal year ended August 28, 2004. These four relocated stores did not have a material change in square footage compared to the those stores they replaced. Also, we did not expand or decrease our square footage in any of our existing stores during fiscal year ended August 28, 2004."

5. You disclose that cost of sales increased and that selling, general and administrative expenses decreased in fiscal 2004. In future filings, please quantify in dollars the reasons provided for the overall change from period to period and disclose if these trends are expected to continue in future periods. See Item 303(a)(3) of Regulation S-K.

     In future filings, the Company will quantify in dollars the reasons provided for the overall change in cost of sales and selling, general and administrative expenses from period to period and disclose if these trends are expected to continue in future periods.


Liquidity and Capital Resources, page 13

6. You disclose in the first and second paragraphs that your working capital deficiency of $1.036 million as of August 28, 2004 has caused you to negotiate extended payment terms with principal suppliers effective September 2004 and the need to close certain stores in fiscal 2005. Further, you disclose several risk factors on page 17 relating to pending litigation and agreements relating to the Private Company that could negatively affect your results of operations. Also, your statement of operations on page F-3 indicates that total operating costs per sales dollar have increased from $.93 in fiscal 2002 to more than $1.00 in fiscal 2004 resulting in net losses during the last two fiscal years. Please supplementally advise us of what specific planned actions or factors management considered in concluding that cash flows and working capital would be adequate to fund operations in 2005. Expand your disclosures in future filings as appropriate.

    The furniture industry has experienced a significant change in source of supply, from Europe and the United States to China, which has resulted in a reduction in unit prices for customers, which impacts revenues. The Company experienced various delays effectuating its new supply chain that had been moved from Italy to China. This impacted the Company's margins and impeded additional sales growth. The supply chain is now in place and the Company believes it has a clear marketing strategy that will capitalize on this supply chain shift. The Company believes it's on the correct path to return to profitability.

    Additionally the Company will benefit from an Amendment to the Interim Operating Agreement with the Private Company whereby the Private Company has waived all shortfall payments due from the Company under the Agreement commencing January 2005 through the end of fiscal 2007. That payment amounted to $1,201,000 in fiscal 2004. The Amendment also eliminates the royalty payment of $400,000 commencing January 2005 running until court approval of the Settlement Agreement between the Private Company and the Company. The combined amount was equivalent to half of the operating loss in the fiscal year ended August 28, 2004.


7. Please advise us of what consideration you gave to disclosing purchase obligations as required by Item
     303(a)(5)(ii)(D) of Regulation S-K. Please revise future filings accordingly.

     The Company does not have any purchase obligations with any of our suppliers.

8. Your disclosures below the table of contractual cash obligations relating to operating lease amount as discussed in footnotes (1) and (4) appear to contradict each other with respect to the $1.113 million you pay annually to the private company for leases. Please clarify to us if these obligations are included or excluded from the amounts in the table and identify the specific line item.

    The $1.113 million is not included in the line item, "Operating leases for retail stores, shuttle warehouses and executive office" as it is the direct obligation of the Private Company. The Company reimburses the Private Company for such amount as per the terms of the Interim Operating Agreement. However, as per footnote 4, there are four additional warehouse lease obligations that are included in "Operating leases for retail stores, shuttle warehouses and executive office" (i.e. not included in the $1.113 million). Two of the four warehouse leases are paid by the Private Company and reimbursed by the Company. The other two warehouse leases are paid directly by the Company.

9. Please advise and disclose in future filings the information about your off-balance sheet arrangements in the manner required by Item 303(a)(4) of Regulation S-K1.

     The Company does not have any off-balance sheet arrangements.


Item 15.  Exhibits and Financial Statement Schedules

(a)(1)  Financial Statements

Consolidated Balance Sheets, page F-2

10. Please advise or disclose in future filings to include the unusual rights, privileges and preferences relating to your convertible preferred stock as required by paragraphs 4-8 of SFAS 129.

     The significant rights, privileges and preferences relating to Series A and Series B Convertibles Preferred Stock are disclosed in Notes 6 and 10 respectively to the Consolidated
     Financial Statements.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, pages F-7 to
F-11

General

11. Supplementally please tell us and disclose in future filings as applicable SAB 74 disclosures regarding your adoption of recently issued accounting standards such as EITF 03-10 and the affect they had on your financial statements.

     Accounting standards issued during the fiscal year ended August 28, 2004 applicable to the Company did not have any impact on the Company's Consolidated Financial Statements. In future filings, the Company will disclose newly issued standards and indicate their impact or lack thereof on the financial statements.

12. We note your disclosures on page 16 referring to vendor allowances and credits that you receive. Supplementally please tell us and disclose in future filings the specific nature and timing of your recording of allowances and credits received from vendors and other entities. Please disclose your accounting policy for consideration received from a vendor in connection with the purchase or promotion of the vendor's products, such as slotting fees, payments under buydown agreements, co-operative advertising fees, and other consideration. Disclose the statement of operations line items other than cost of sales, also disclose the amounts netted against each expense line item for each period presented. Refer to EITF 02-16.

     The Company receives a purchase price reduction from Klaussner in exchange for the Company assuming responsibility for and incurring any costs of warranty work that has to be performed on merchandise acquired from this vendor. The price reduction relates to all purchases and is recorded as a reduction in the cost of the merchandise purchased, and is included in cost of sales upon sale of the merchandise.

     In addition to the price reduction, the Company also receives a price reduction from Klaussner on all of its purchases relating to how the merchandise is shipped to the Company. Such credits are also recorded as reductions in the cost of the merchandise purchased, and are included in cost of sales upon sale of the merchandise.

     There is no consideration received for the purchase or promotion of the vendor's products, such as slotting fees, payments under buydown agreements, co-operative advertising fees, and other consideration.


13. Please disclose the types of expenses that you include in the selling, general and administrative expenses line item.

     The Company includes the following line items in general and administrative expenses:

     Home office payroll
     Store payroll
     Payroll expenses
     Health insurance
     Corporate insurance
     Claims and deductibles
     Advertising expense (net of Private Company reimbursements)
     Royalties to the Private Company
     Purchase administration fee Private Company
     Customer service administration fee from Private Company
     Legal Fees
     Accounting Fees
     Computer Fees
     Consulting Fees

     Communication expense
     Heat, Light & Power
     Showroom and store supplies
     Security expense
     Cleaning/Sanitation
     Bank and payroll charges
     Repairs and maintenance
     Property taxes
     Licenses, permits and fees
     Sales tax discounts
     Office expense
     Travel expenses
     Meals and entertainment expenses
     American Stock Exchange Fees
     Board of Director Fees
     Credit card finance fees
     Private label card fees
     Check guarantee fees
     Public relation fees
     Stock transfer fees
     Miscellaneous expense
     Forfeited deposits
     Tax penalties


14. We note your disclosures that several stores were closed during fiscal 2004. Supplementally please tell us and disclose in future filings your accounting policy for costs related to store closings. Please tell us if reserves are recorded and identify the balance sheet line item they are included in. Refer to SFAS 146.

     The Company closed two stores during fiscal 2004. It is the Company's accounting policy to treat impairment of leasehold improvements and equipment related to store closings in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company provides for costs to terminate leases and employee termination benefits associated with store closings in accordance with Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities. There were no termination costs incurred with respect to the stores closed in fiscal 2004.


Principles of Consolidation, page F-7

15. We note your disclosures of the material operating and warehouse agreements and contracts that exist between you and the Private Company as discussed in Note 3 and other sections of the filing. Based on your disclosures, you provide a significant amount of services to the Private Company and it appears that you and the Private Company are under common ownership and/or management control. Supplementally please tell us the results of your evaluation of theses agreements and contracts as it relates to the consolidation of the accounts of the Private Company in your financial statements to comply with the new accounting standards in FIN 46 and FIN 46R. Also please advise and revise future filings to clarify your equity interest, if any, in the Private Company. See paragraph 4 of SFAS 57.

     The following are reasons the Company believes that there is not common ownership and/or management control over the Private Company.

     The corporate structure of the Private Company - the Private Company is currently two LLCs owned by a number of corporations, which are controlled by one corporation (Jara Enterprises), which in turn is owned by the Estate of Fred Love.

     The following are the business, tax, and economic reasons that support the Company's lack of an equity ownership interest in the Private Company:

     There are historical business and economic reasons that the Company did not acquire an equity interest in the Private Company. The Private Company was originally co-owned by Harley Greenfield, Edward Seidner and Fred Love. Mr. Greenfield was expansion minded and Mr. Love was against doing anything that would involve giving up any of his interests in the Private Company to finance expansion.

     As a compromise, it was agreed that a separate company would be formed which would have the royalty free exclusive license to open Jennifer Convertible stores everywhere but New York. Evans & Co., Incorporated raised $4.6 million as underwriter of a public offering for the Company in March 1987. At the time of the initial public offering, the Private Company was much larger than the Company, consisting of 21 stores and an established warehouse system and infrastructure. The Private Company had also been operating for over 10 years at that time as compared to the Company, which had five stores, all of which had opened relatively recently.

     In light of their relative sizes, the Company was in no position to acquire an equity interest in the Private Company at the time of the initial public offering. In connection with the offering, the underwriter and the principals acknowledged that a larger offering could be accomplished if the Private Company was included, and that the value of the Company would likely always be somewhat diminished by the relationship with the Private Company. Nonetheless, Mr. Love was not persuaded and it was determined to proceed with substantial disclosure as to the conflicts and with a number of mechanisms designed to protect against such conflicts and to allow the Company to take advantage of the purchasing power and infrastructure of the Private Company.

     Accordingly, the Company and the Private Company entered into (a) a purchasing agreement providing that the Private Company would purchase for the Company and pass along the benefit of the Private Company's volume related purchasing benefits, and (b) a warehouse's agreement providing that the Private Company would provide warehouse services in exchange for 5% of the Company's sales. In addition, Mr. Greenfield resigned as an officer and director of the Private Company and entered into a Voting Trust as to his shares of the Private Company.

     Over time, as the size of the Company increased in relation to the size of the Private Company, and to address the perception that the Company was dependent on the Private Company, the Company assumed responsibility for purchasing merchandise, including merchandise on behalf of the Private Company. In addition, the equity interest of Messrs. Greenfield and Seidner in the Private Company was purchased for a note, leaving Fred Love as the sole equity owner of the Private Company. Accordingly, while Messrs. Greenfield and Seidner retained an economic interest in the Private Company, they no longer shared in its upside or, except to the extent it would affect the ability to pay on the note, downside.

     From time to time, the concept of the Company acquiring the Private Company has been discussed, but there have always been obstacles, including agreement on price or mechanism of payment (if cash, the Company would have to raise it; if stock, how dilutive would it be at current prices; if notes, was installment sales tax treatment available). The bottom line is that the parties were never able to achieve a mutually acceptable mechanism to acquire the Private Company since it is an independent entity, owned by an individual who was, and had been since 1987, opposed to being in a public company (and who felt even more strongly about that after the Company's 1994 financial statement restatement and the related litigation).

     The Company is not a lessor, co-lessor, or other obligor for leases of Private Company stores.

     The Private Company hires, fires, trains and determines the compensation for its own store managers, general managers, district managers and salespeople.

     The Private Company maintains the entire credit risk for credit sales in the Private Company's stores.

     The Private Company is not precluded from dealing directly with vendors, but would likely not get the same favorable volume related pricing the Company receives. The Private Company does, from time to time, deal directly with outside vendors that the Company does not purchase from.

     Exclusive of advertised prices in promotions in which the Private Company stores participate (historically, virtually all of them), the Private Company controls its own pricing and discounts. The Private Company has complete discretion over employment matters, such as , hiring, salary and retention (subject to consultation with a manager appointed by the Company) and debt and other capital transactions.
     The Private Company has the right to close stores and to engage in lines of business other than the operation of Jennifer Convertibles stores. As with any licensee, the Private Company is obligated to operate its Jennifer Convertible stores so that the look and feel and experience to consumers is substantially the same as in Company-owned Jennifer Convertible stores so that the good will in the licensed trademark is not impaired. The Company has total discretion as to advertising and promotions for all Jennifer Convertibles stores, including those owned by the Private Company.

     The Private Company has total discretion regarding any of its financial interests, including capital transactions, except that upon approval of the settlement, the Company will have an option to purchase the assets of the Private Company. Notwithstanding such option, the Private Company can close stores, but is restricted from operating more than 30 Jennifer Convertible stores.

     The Company believes that the Company is not a variable interest entity as it believes that the conditions in paragraphs 5(a) and (b) of FIN 46R do not exist with respect to the Private Company; accordingly, the Private Company would not be subject to consolidation under FIN 46R.

16. Please expand your policy in future filings to indicate, if so, that intercompany transactions are eliminated in consolidation or advise.

     The Company will expand on its policy in future filings that intercompany transactions are eliminated in consolidation.

Merchandise Inventory, page F-7

17. You disclose on page F-15 that you retain title to inventory purchased on behalf of the Private Company until they sell it. Supplementally please tell us and disclose in future filings for all periods presented the amount held in inventory that was purchased at the request of the Private Company. Please also clarify for the periods presented if you held any of these assets where payment had been received from the Private Company.

     Except for "special orders", primarily goods with fabric specially ordered by a customer of a Private Company store, all inventories are owned by the Company. "Special orders" are transferred to the Private Company when the merchandise is received by the Company at warehouse. All other "general stock" inventory is owned by the Company until it is ordered by the Private Company and is transferred from the warehouse to the Private Company. "General stock" as well as "special orders" are transferred at cost, and are accounted for as a credit to cost of sales and not recorded as revenue. The

     Company receives payment from the Private Company for such inventory 85 days after each fiscal month the transfer was made.


Annuity Contract, page F-8

18. Please clarify to us and revise your disclosures in future filings to indicate the purpose of the annuity contract valued at $1.065 million.

     The annuity contract was purchased as an investment.

Goodwill, page F-8

19. You disclose that the required impairment tests were performed during the last three fiscal years of 2002-2004 and you determined that no impairment of goodwill has occurred. Factors such as your results of operations during the last two fiscal years along with a negative working capital position in fiscal 2004 appear indicate a significant adverse change in business climate compared to fiscal 2002. Please supplementally provide us with your analysis of future cash flows supporting your position that no impairment of goodwill has occurred as of August 28, 2004. Refer to paragraphs 19-25 of SFAS 142.

     See Exhibit I attached.


Revenue Recognition, page F-9

20. Supplementally please tell us and revise your disclosures in future filings to disclose the amount of royalties collected and your accounting policy with respect to the earnings process. Explain to us how these license arrangements differ from franchise operations as defined in SFAS 45.

     The Company receives royalty income from three stores owned or operated by the Private Company. Royalties collected amounted to $110,000, $105,000 and $121,000 in fiscal 2004,
     2003 and 2002, respectively, and are described in Note 3 to the Consolidated Financial Statements.

     The royalties received under the respective license agreements pertain to the use of the Company's name, which it has registered as a federal trademark. The royalties are received monthly by the Company based on a percentage of sales of the licensee and are recorded when received. Under the respective license agreements the Company does not have any obligations or have to perform any services to earn the royalties.

Note 3 - Agreements and Transactions with the Private Company, pages F-12 to F-16

21. Your disclosures relating to your transactions and related agreements and contracts with the Private Company are very extensive and detailed in nature, and can be somewhat confusing to a reader of your financial statements. In future filings, to facilitate a better understanding by the reader, please consider presenting a more concise summary of the material aspects since the specific agreements and contracts have been filed as exhibits.

     The Company in future filings will consider presenting its transactions and related agreements and contracts with the Private Company in a more concise summary.

22. You disclose that on November 18, 2004 the Private Company agreed to waive its rights to receive certain "shortfall" payments during the period commencing January 1, 2005 under your management agreement with them. Supplementally please tell us and disclose in future filings the consideration you gave in return for this waiver.

     A reader needs to understand what was happening in the furniture industry at the time the Private Company agreed to waive its rights to receive certain "shortfall" payments during the period commencing January 1, 2005 under the Management Agreement and License in order to be able to understand the consideration received by the Private Company.

     The Company, under its Purchasing Agreement with the Private Company, has the responsibility of acquiring merchandise for it. This was done for two reasons. Firstly, it insured that the Jennifer "look" would be consistent, thereby enhancing and preserving the Company's brand recognition. Secondly, it added to the Company's purchasing power, resulting in lower prices adding to the Company's competitiveness. This also afforded the Private Company with extremely competitive pricing, consistent merchandising and advertising. This probably would not be attainable if the Private Company purchased on a stand alone basis.

     "At the time of the waiver" the entire industry was moving "off shore" to China. This meant that the Company had to shift much of its production from its long time suppliers in the U.S. and Italy to new suppliers in China. The Company's "old" suppliers had been dealing with the Company for many years, through good and bad times, developing a sense of trust and belief in the Company. This led to favorable terms and conditions. At the time the Company moved to "new" suppliers, the Company had reported losses for four straight quarters making the negotiation of acceptable terms almost impossible. The Company did not believe it could get acceptable lines of credit, letters of credit or standby letters of credit to guarantee performance. Prepayment was not an option, given the Company's cash position from an operating basis. Giving a security interest to new suppliers would have had a negative impact on the Company's old and still valued suppliers. The Company was able to demonstrate an improved balanced position with both its old and new suppliers by showing improved cash flow, resulting from the Private Company's willingness to eliminate the shortfall agreement. This resulted in the Company being able to negotiate favorable terms and conditions that would allow the Company to continue to be competitive within the marketplace.

     The "consideration" received from the elimination of the shortfall, was continued supply of "Jennifer" product, through the Company's new supply chain in China, at prices that allowed the Company to operate at a competitive level. This is a level that the Private Company could not achieve alone. The elimination of the shortfall benefited both parties.

Note 4.  Sale of Receivables, page F-16

23. You disclose that certain of your sales are financed which are later sold to a finance company. Supplementally please clarify to us and revise your disclosures in future filings to indicate if you have an in-house financing operation which handles the initial financing or if this is handled completely by an independent financing company. If there is an in-house financing operation, please explain to us how it operates with respect to theses transactions and provide the disclosures required by SAB Topic 8:B.

     The Company has arrangements with an outside lending institution, which is completely independent of the Company.

24. Your disclosures state that you sold receivables on a non-recourse basis to a finance company of $27 million in fiscal 2004 and $43.1 million in fiscal 2003. Supplementally please tell us the line item in your statement of cash flows where these cash flows are reflected for all periods presented. Refer to SFAS 95.

     Receivables sold on a non-recourse basis to a finance company in represented in changes in accounts receivable under Cash Flows from Operating Activities.


Note 10.  Litigation, page F-23

25. Please supplementally clarify for us if the Private Company is liable for half of the settlement pursuant to the agreement with the State of New York or pursuant to a

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

     separate agreement between you and the Private Company.
     Also, tell us what consideration was given to restitution payable to consumers and the amount. Revise your disclosure in future filings as appropriate.

     Although the Private Company was not specifically named in the motion of contempt filed by the Attorney General of the State of New York, many of the complaints made by customers related to their transactions with Private Company stores located in New York. The Company had made an agreement with the Private Company to share the settlement expense accordingly. The amount of restitution was determined by negotiation with the New York Attorney General. Restitution payments subsequent to fiscal 2004 have amounted to $36,000.


Item 15. (a)(2) Financial Statement Schedules

26.In future filings, please provide Schedule II - Valuation and Qualifying Accounts as required by Rules 5-04( c ) and 12-09 of Regulation S-X.

   The Company will provide Schedule II in future filings, if required.


       FORM 10-Q FOR THE QUARTRER ENDED NOVEMBER 27, 2004

General

27.Where applicable, please address the above comments in your interim financial statements.

   Future filings on Form 10-Q will be revised, as applicable.


   The Company acknowledge that (i) it is responsible for the adequacy and accuracy of the disclosures in its Annual Report on Form 10-K for the year ended August 28, 2004 and its Form 10-Q for the quarter ended November 27, 2004; (ii) the staff comments or changes in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it will not assert this action as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

   Should you have any questions, please do not hesitate to contact us.


   Sincerely,
   JENNIFER CONVERTIBLES, INC.



   \s\ Harley J. Greenfield
   Chairman of the Board and Chief Executive Officer

EXHIBIT I - GOODWILL

Fair Market Value of Reporting Unit as of August 28, 2004

Discounted Cash Flow Approach

                                                                          TOTAL      CHI GROUP  SFC GROUP   NY GROUP

Net Asset Value of Reporting Unit as of 8/28/04 (Excluding Goodwill)  ($1,110,509)   ($443,261)  ($162,190)  ($505,058)

Goodwill                                                               $1,795,789      499,200     813,988     482,601

Net Asset Value of Reporting Unit as of 8/28/04                          $685,280      $55,939    $651,798    ($22,457)

Fair Value of Reporting Unit as of 8/28/04                             $2,481,069     $583,256  $1,972,877  $2,721,720

Chicago Group
Balance Sheet
                                     Assets and
                                  Liabilities and
                                Shareholders Equity
                                   as of 08/28/04
ASSETS

Current Assets
Cash and cash equivalents                 $0
Restricted cash                            0
Accounts receivable                  140,325
Inventory                            591,947
Due from private                           0
Deferred tax asset                         0
Other current assets                     557

Total Current Assets                 732,829

Store fixtures,equipment &             8,640
LHI, net
Annuity Contract                           0
Deferred leases & other                    3
intangibles, net

Goodwill, net                        499,200

Other assets                           6,732

Total Assets                      $1,247,404


LIABILITIES AND STOCKHOLDERS
EQUITY

Current Liabilities
Due Affiliate                     $3,209,383
Customer deposits                    619,417
Accrued expenses & other             497,535
current liabilities
Due to private                             0
Deferred rent and allowances-              0
current

Total Current Liabilities          4,326,335

Deferred rent and allowances          74,513

Total Non-Current Liabilities         74,513

Total Liabilities                  4,400,848

Total Shareholders' Equity       (3,153,444)

Total Liabilities and             $1,247,404
Shareholders' Equity

Chicago Group
Income Statement


                                                           FYE 2003               FYE 2004
Net revenue                                          $7,397,692   100.0%    $8,038,433   100.0%

Total cost of operations                              5,050,462    68.3%     5,327,446    66.3%
Gross profit                                          2,347,230    31.7%     2,710,987    33.7%

Total operating expenses (excluding depreciation and  2,298,175    31.1%     2,194,767    27.3%
amortization)

EBITDA (1)                                               49,055     0.7%       516,220     6.4%

Depreciation and amortization                            27,352     0.4%        14,076     0.2%

EBIT (2)                                                 21,703     0.3%       502,144     6.2%

Total other (income) expense                                  0     0.0%             0     0.0%

EBT (3)                                                 $21,703     0.3%      $502,144     6.2%

913:
(1)  Earnings before interest, tax, depreciation and amortization.
(2)  Earnings before interest and tax.
(3)  Earnings before tax.
917:

Chicago Group
Forecasts for the Years Ending August 31, 2005 through 2007



                                         Years Ending August 31,
                         2004 (2)       2005       2006       2007      2005  2006   2007    CAGR

Net revenue             $8,038,433   $7,770,000 $7,770,000 $7,770,000   -3.3%   0.0%   0.0%    0.0%
Total cost of            5,327,446    4,989,588  4,989,588  4,989,588   -6.3%   0.0%   0.0%
operations
Gross profit             2,710,987    2,780,412  2,780,412  2,780,412    2.6%   0.0%   0.0%

Total operating          2,587,722    2,615,200  2,615,200  2,615,200    1.1%   0.0%   0.0%
expenses (1)
EBITDA                    $123,265     $165,212   $165,212   $165,212   34.0%   0.0%   0.0%    0.0%



Net revenues                100.0%       100.0%     100.0%     100.0%
Total cost of                66.3%        64.2%      64.2%      64.2%
operations
Gross profit                 33.7%        35.8%      35.8%      35.8%

Total operating              32.2%        33.7%      33.7%      33.7%
expenses (1)
EBITDA                        1.5%         2.1%       2.1%       2.1%



(1)  Excludes depreciation and amortization.
(2)  Adjusted for overhead.
956:
ASSUMPTIONS:
Co. believes turnaround is possible by:
1.  Closing unproductive stores
2.  Change in supply chain in China that will result in better gross margins
3.  Elimination of "shortfall" payments to the Private Company
962:

Chicago Group
Amortizable Intangible Assets (1)
Tax Life

                                               1       2       3        4       5       6      7       8
                                         8/04     8/05     8/06     8/07    8/08    8/09    8/10    8/11
                               Cost


CHI-Intangibles               268,000      8,000   8,000   8,000   8,000   8,000   8,000   8,000   8,000


Total                                      8,000   8,000   8,000   8,000   8,000   8,000   8,000   8,000

Tax Amortization Benefit                   2,720   2,720   2,720   2,720   2,720   2,720   2,720   2,720

Discount Factor                           100.0%  100.0%   100.0%  100.0%   54.4%   45.7%   38.4%   32.3%

                                                     0.5     1.5     2.5     3.5     4.5     5.5     6.5

PV of Tax Amortization                     2,720   2,720   2,720   2,720   1,480   1,243   1,045     878
Benefit

                                      PV 2008-2011
                                           4,646

Tax Benefit of Amortization                          34%
Present Value of Amortization Tax Benefit            19%




goodwill tax


Chicago Group
Cost of Equity Analysis as of August 28, 2004

                                                    Rate
Cost of Equity
Risk-Free Rate (from Black-Scholes)                5.00%
(Rf)

General Equity Market Premium                       5.8%
(RPm) (1)

Small Company Premium      (RPs)                    5.7%

Specific Company Premium   (Rs)                     3.0%
Cost of Equity (2)                                 19.4%

Rounded                                            19.0%

Source/Reference
(1) Historical equity risk premium is reduced by 1.25% to get current equity risk premium.
(2)  Re=Rf + RPm + RPp + Rs.

Chicago Group
Fair Value of Equity as of August 28, 2004
Discounted Cash Flow Model



                                                    Years Ending August,           Terminal
Forecasted                                         2005       2006       2007       Value
EBITDA                                           $165,212   $165,212   $165,212               0.0%    0.0%
Less:  Depreciation (book)                        (13,000)   (12,000)   (11,000)
Less:  Amortization of intangibles (Tax)           (2,720)    (2,720)    (2,720)
EBIT                                             $149,492   $150,492   $151,492
Taxes at 34%                                      (50,827)   (51,167)   (51,507)
                                                   98,665     99,325     99,985               0.7%    0.7%

Add:  Depreciation (book)                          13,000     12,000     11,000
Add:  Amortization of intangibles (Tax)             2,720      2,720      2,720
Less: Change in Working Capital                    26,843          0          0
Debt-Free Cash Flow                              $141,228   $114,045   $113,705             -19.2%   -0.3%

Terminal Value Debt-Free Cash Flow:
2007                                              $99,985
Add:   Depreciation                                11,000
Less:  Capital expenditures for
       terminal value calculation             (1) (11,000)
Less:  Increase in Working Capital                (23,310)
Less:  Tax Benefit of Amortization                   (925)
2007 Debt-Free Cash Flow, net of benefit          $75,750

Capitalized Debt-Free Net Cash Flow @
multiple of 6.4                                                                   $484,799


Discount Period                                      0.50       1.50       2.50       3.00

Present Value Factor @ 19%                         0.9167     0.7703     0.6473     0.5934

Present Value of Debt-Free Cash Flow              129,463     87,853     73,606    287,688

Indicated Enterprise Value                        578,610

Plus:  PV of Amortization Tax Benefit,
2008-2018+                                          4,646

Less:  Interest Bearing Debt as of
8/04                                                    0

FV of Equity on a control, marketable basis       583,256


Assumed Discount Rate                  19.0%
Assumed Growth Rate                     3.0%
Assumed Multiple                        6.4

Assumed Taxes                          34.0%

Working Capital Increase               10.00%


(1) No anticpated store openings until after FYE 2007.


Chicago Group
Carrying Amount


                                    Reported         Fair Value    Carrying Amount
                                  Amount as of      Adjustments     as of 8/28/04
                                    8/28/04

ASSETS
Current Assets
Cash and cash equivalents                 $0                                 0
Restricted cash                            0                                 0
Accounts receivable                  140,325                           140,325
Inventory                            591,947                           591,947
Due from private                           0                                 0
Deferred tax asset                         0                                 0
Other current assets                     557                               557

Total Current Assets                 732,829                           732,829

Store fixtures,equipment &
  LHI, net                             8,640                             8,640
Annuity Contract                           0                                 0
Deferred leases & other
  intangibles, net                         3                                 3

Goodwill, net                        499,200                           499,200

Other assets                           6,732                             6,732

Total Assets                      $1,247,404                $0       1,247,404


LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities
Due Affiliate                     $3,209,383        (3,209,383)              0
Customer deposits                    619,417                           619,417
Accrued expenses & other
  current liabilities                497,535                           497,535
Due to private                             0                                 0
Deferred rent and allowances-
  current                                  0                                 0

Total Current Liabilities          4,326,335                         4,326,335

Deferred rent and allowances          74,513                            74,513

Total Non-Current Liabilities         74,513                            74,513

Total Liabilities                  4,400,848                         4,400,848

Total Shareholders' Equity       (3,153,444)         3,209,383          55,939

Total Liabilities and
  Shareholders' Equity            $1,247,404                $0       1,247,404



Chicago Group
Fair Market Value of Reporting Unit as of August 28, 2004

Discounted Cash Flow Approach

                                                                              FMV
                                                                        of Reporting Unit

Net Asset Value of Reporting Unit as of 8/28/04 (Excluding Goodwill)      ($443,261)


Goodwill                                                                    499,200

Net Asset Value of Reporting Unit as of 8/28/04                             $55,939

Fair Value of Reporting Unit as of 8/28/04                                 $583,256

SFC Group
Balance Sheet
                                          Assets and
                                       Liabilities and
                                         Shareholders
                                         Equity as of
                                           08/28/04
ASSETS

Current Assets
Cash and cash equivalents                         $0
Restricted cash                                    0
Accounts receivable                          152,959
Inventory                                    374,768
Due from private                                   0
Deferred tax asset                                 0
Other current assets                           9,837

Total Current Assets                         537,564

Store fixtures,equipment & LHI, net           39,913
Annuity Contract                                   0
Deferred leases & other intangibles, net         259

Goodwill, net                                813,988

Other assets                                  49,588

Total Assets                              $1,441,312


LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities
Due Affiliate                             $1,232,342
Customer deposits                            422,165
Accrued expenses & other current
  liabilities                                315,547
Due to private                                     0
Deferred rent and allowances-current               0

Total Current Liabilities                  1,970,054

Deferred rent and allowances                  51,802

Total Non-Current Liabilities                 51,802

Total Liabilities                          2,021,856

Total Shareholders' Equity                 (580,544)

Total Liabilities and Shareholders'
  Equity                                  $1,441,312

SFC Group
Income Statement


                                                      FYE 2003            FYE 2004

Net revenue                                     $6,108,255  100.0%   $5,918,209  100.0%
Total cost of operations                         3,789,764   62.0%    3,667,840   62.0%
Gross profit                                     2,318,491   38.0%    2,250,369   38.0%

Total operating expenses (excluding              1,733,416   28.4%    1,607,375   27.2%
depreciation and amortization)

EBITDA (1)                                         585,075    9.6%      642,994   10.9%

Depreciation and amortization                       31,892    0.5%       33,489    0.6%

EBIT (2)                                           553,183    9.1%      609,505   10.3%

Total other (income) expense                             0    0.0%            0    0.0%

EBT (3)                                           $553,183    9.1%     $609,505   10.3%

(1)  Earnings before interest, tax, depreciation and amortization.
(2)  Earnings before interest and tax.
(3)  Earnings before tax.
1269:

SFC Group
Forecasts for the Years Ending August 31, 2005 through 2007



                                           Years Ending August 31,
                             2004 (2)         2005        2006         2007       2005   2006   2007    CAGR

Net revenue                 $5,918,209    $5,830,000   $5,830,000   $5,830,000   -1.5%   0.0%   0.0%    0.0%
Total cost of operations     3,667,840     3,498,000    3,498,000    3,498,000   -4.6%   0.0%   0.0%
Gross profit                 2,250,369     2,332,000    2,332,000    2,332,000    3.6%   0.0%   0.0%

Total operating expenses (1) 1,903,797     1,820,300    1,820,300    1,820,300   -4.4%   0.0%   0.0%
EBITDA                        $346,572      $511,700     $511,700     $511,700   47.6%   0.0%   0.0%     0.0%



Net revenues                    100.0%        100.0%       100.0%       100.0%
Total cost of operations         62.0%         60.0%        60.0%        60.0%
Gross profit                     38.0%         40.0%        40.0%        40.0%

Total operating expenses (1)     32.2%         31.2%        31.2%        31.2%

EBITDA                            5.9%          8.8%         8.8%         8.8%

(1)  Excludes depreciation and amortization.


ASSUMPTIONS:
Co. believes turnaround is possible by:
1.  Closingunproductive stores
2.  Change in supply chain in China that will result in better gross margins
3.  Elimination of "shortfall" payments to the Private Company



SFC Group
Amortizable Intangible Assets (1)
Tax Life

                                              1      2      3      4     5      6     7     8
                                          8/04    8/05   8/06   8/07   8/08  8/09   8/10  8/11
                            Cost
SFC-Intangibles             116,000     3,000    3,000  3,000  3,000  3,000  3,000  3,000  3,000


Total                                   3,000    3,000  3,000  3,000  3,000  3,000  3,000  3,000

Tax Amortization Benefit                1,020    1,020  1,020  1,020  1,020  1,020  1,020  1,020

Discount Factor                         100.0%   100.0% 100.0% 100.0%  54.4%  45.7%  38.4%  32.3%

                                                   0.5    1.5    2.5    3.5    4.5    5.5    6.5

PV of Tax Amortization Benefit          1,020    1,020  1,020  1,020    555    466    392    329


                                  PV 2008-2011
                                        1,742

Tax Benefit of Amortization                        34%
Present Value of Amortization Tax Benefit          19%





goodwill tax


SFC Group
Cost of Equity Analysis as of August 28, 2004

                                                      Rate
Cost of Equity
Risk-Free Rate (from Black-Scholes) (Rf)              5.00%


General Equity Market Premium (RPm) (1)               5.8%


Small Company Premium      (RPs)                      5.7%

Specific Company Premium   (Rs)                       3.0%
  Cost of Equity (2)                                 19.4%

Rounded                                              19.0%

Source/Reference
(1) Historical equity risk premium is reduced by 1.25% to get current equity risk premium.
(2)   Re=Rf + RPm + RPp + Rs.

1374:
1375:
SFC Group
Fair Value of Equity as of August 28, 2004
Discounted Cash Flow Model


                                                   Years Ending August,   Terminal
Forecasted                                     2005      2006      2007    Value
EBITDA                                       511,700   511,700   511,700             0.0%  0.0%
Less:  Depreciation (book)                   (30,000)  (27,000)  (24,000)
Less:  Amortization of intangibles (Tax)      (1,020)   (1,020)   (1,020)
EBIT                                         480,680   483,680   486,680
Taxes at 34%                                (163,431) (164,451) (165,471)
                                             317,249   319,229   321,209             0.6%  0.6%

Add:  Depreciation (book)                    30,000     27,000    24,000
Add:  Amortization of intangibles (Tax)       1,020      1,020     1,020
Less: Change in Working Capital               8,821          0         0
Debt-Free Cash Flow                         357,090    347,249   346,229            -2.8% -0.3%


Terminal Value Debt-Free Cash Flow:
2007                                        321,209
Add:   Depreciation                          24,000
Less:  Capital expenditures for
  terminal value calculation           (1)  (24,000)
Less:  Increase in Working Capital          (17,490)
Less:  Tax Benefit of Amortization             (347)
2007 Debt-Free Cash Flow, net of
  benefit                                   303,372

Capitalized Debt-Free Net Cash Flow @
  multiple of 6.4                                                          1,941,581


Discount Period                                0.50       1.50      2.50        3.00

Present Value Factor @ 19%                   0.9167     0.7703    0.6473      0.5934

Present Value of Debt-Free Cash Flow        327,344    267,498   224,128   1,152,165


Indicated Enterprise Value                1,971,135


Plus:  PV of Amortization Tax Benefit,
  2008-2018+                                  1,742

Less:  Interest Bearing Debt as of 8/04           0

FV of Equity on a control, marketable
  basis                                   1,972,877


Assumed Discount Rate                         19.0%
Assumed Growth Rate                            3.0%
Assumed Multiple                               6.4

Assumed Taxes                                 34.0%


Working Capital Increase                     10.00%


(1) No anticpated store openings until after FYE 2007.


1447:
SFC Group
Carrying Amount

                                Reported     Fair Value       Carrying
                              Amount as of   Adjustments    Amount as of
                                8/28/04                        8/28/04
ASSETS
Current Assets
Cash and cash equivalents                0                            0
Restricted cash                          0                            0
Accounts receivable                152,959                      152,959
Inventory                          374,768                      374,768
Due from private                         0                            0
Deferred tax asset                       0                            0
Other current assets                 9,837                        9,837

Total Current Assets               537,564                      537,564

Store fixtures,equipment &
  LHI, net                          39,913                       39,913
Annuity Contract                         0                            0
Deferred leases & other
  intangibles, net                     259                          259

Goodwill, net                      813,988                      813,988

Other assets                        49,588                       49,588

Total Assets                     1,441,312             0      1,441,312


LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities
Due Affiliate                    1,232,342    (1,232,342)            0
Customer deposits                  422,165                     422,165
Accrued expenses & other
  current liabilities              315,547                     315,547
Due to private                           0                           0
Deferred rent and allowances-
  current                                0                           0

Total Current Liabilities        1,970,054                   1,970,054

Deferred rent and allowances        51,802                      51,802

Total Non-Current Liabilities       51,802                      51,802

Total Liabilities                2,021,856                   2,021,856

Total Shareholders' Equity       (580,544)     1,232,342       651,798

Total Liabilities and
  Shareholders' Equity           1,441,312             0     1,441,312




SFC Group
Fair Market Value of Reporting Unit as of August 28, 2004

Discounted Cash Flow Approach


                                                          FMV
                                                     of Reporting
                                                          Unit

Net Asset Value of Reporting Unit as of 8/28/04
  (Excluding Goodwill)                                  ($162,190)

Goodwill                                                  813,988

Net Asset Value of Reporting Unit as of 8/28/04          $651,798

Fair Value of Reporting Unit as of 8/28/04             $1,972,877

NY Group
Balance Sheet
                                             Assets and
                                            Liabilities
                                                and
                                            Shareholders
                                              Equity as
                                            of 08/28/04
ASSETS

Current Assets
Cash and cash equivalents                           $0
Restricted cash                                      0
Accounts receivable                            131,270
Inventory                                      269,807
Due from private                                     0
Due Affiliate                                5,722,616
Other current assets                             8,776

Total Current Assets                         6,132,469

Store fixtures,equipment & LHI,  net            63,579
Annuity Contract                                     0
Deferred leases & other intangibles, net         1,535

Goodwill, net                                  482,601

Other assets                                     3,201

Total Assets                                $6,683,385


LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities
Due Affiliate                                       $0
Customer deposits                              453,281
Accrued expenses & other current liabilities   367,452
Due to private                                       0
Deferred rent and allowances-current                 0

Total Current Liabilities                      820,733

Deferred rent and allowances                   162,493

Total Non-Current Liabilities                  162,493

Total Liabilities                              983,226

Total Shareholders' Equity                   5,700,159

Total Liabilities and Shareholders' Equity  $6,683,385

NY Group
Income Statement




                                                  FYE 2003                FYE 2004

Net revenue                                      $5,502,309    100.0%    $5,371,881   100.0%
Total cost of operations                          3,303,406     60.0%     3,298,575    61.4%
Gross profit                                      2,198,903     40.0%     2,073,306    38.6%

Total operating expenses (excluding               1,363,771     24.8%     1,272,597    23.7%
depreciation and amortization)

EBITDA (1)                                          835,132     15.2%       800,709    14.9%

Depreciation and amortization                        53,542      1.0%        57,187     1.1%

EBIT (2)                                            781,590     14.2%       743,522    13.8%

Total other (income) expense                              3      0.0%             8     0.0%

EBT (3)                                            $781,587     14.2%      $743,514    13.8%


(1)  Earnings before interest, tax, depreciation and amortization.
(2)  Earnings before interest and tax.
(3)  Earnings before tax.




NY Group
Forecasts for the YearsEnding August 31, 2005 through 2007



                                             Years Ending August 31,
                                2004 (2)     2005      2006       2007        2005  2006  2007   CAGR
Net revenue                   $5,371,881  $5,404,000 $5,404,000  $5,404,000    0.6%  0.0%   0.0%   0.0%
Total cost of operations       3,298,575   3,126,626  3,126,626   3,126,626   -5.2%  0.0%   0.0%
Gross profit                   2,073,306   2,277,374  2,277,374   2,277,374    9.8%  0.0%   0.0%

Total operating expenses (1)   1,533,359   1,571,000  1,571,000   1,571,000    2.5%  0.0%   0.0%
EBITDA                          $539,947    $706,374   $706,374    $706,374   30.8%  0.0%   0.0%   0.0%



Net revenues                      100.0%      100.0%     100.0%      100.0%
Total cost of operations           61.4%       57.9%      57.9%       57.9%
Gross profit                       38.6%       42.1%      42.1%       42.1%

Total operating expenses (1)       28.5%       29.1%      29.1%       29.1%
EBITDA                             10.1%       13.1%      13.1%       13.1%

(1)  Excludes depreciation and amortization.
(2)  Adjusted for overhead.

ASSUMPTIONS:
Co. believes turnaround is possible by:
1.  Closing unproductive stores
2.  Change in supply chain in China that will result in better gross margins
3.  Elimination of "shortfall" payments to the Private Company



NY Group
Amortizable Intangible Assets (1)
Tax Life

                                                1      2     3     4       5      6      7      8
                                             8/04    8/05   8/06  8/07   8/08   8/09   8/10   8/11
                               Cost


OTHER-Intangibles                   0           0      0      0      0     0      0      0      0


Total                                           0      0      0      0     0      0      0      0

Tax Amortization Benefit                        0      0      0      0     0      0      0      0

Discount Factor                            100.0% 100.0% 100.0% 100.0% 54.4%  45.7%  38.4%  32.3%


                                                     0.5    1.5   2.5    3.5    4.5    5.5    6.5

PV of Tax Amortization                          0      0      0     0      0      0      0      0
Benefit

                                       PV 2008-2011
                                                0

Tax Benefit of Amortization                          34%
Present Value of Amortization Tax Benefit            19%




goodwill tax

NY Group
Cost of Equity Analysis as of August 28, 2004

                                               Rate
Cost of Equity
Risk-Free Rate (from Black-Scholes (Rf)        5.00%

General Equity Market Premium (RPm) (1)        5.8%

Small Company Premium      (RPs)               5.7%

Specific Company Premium   (Rs)                3.0%
    Cost of Equity (2)                        19.4%

Rounded                                       19.0%

Source/Reference
(1) Historical equity risk premium is reduced by 1.25% to get current equity risk premium.
(2)  Re=Rf + RPm + RPp + Rs.

NY Group
Fair Value of Equity as of August 28, 2004
Discounted Cash Flow Model

                                                Years Ending August,       Terminal
Forecasted                                     2005      2006      2007       Value

EBITDA                                       $706,374  $706,374  $706,374           0.0%  0.0%

Less:  Depreciation (book)                    (55,000)  (50,000)  (45,000)
Less:  Amortization of intangibles (Tax)            0         0         0
EBIT                                         $651,374  $656,374  $661,374
Taxes at 34%                                 (221,467) (223,167) (224,867)

                                              429,907   433,207   436,507           0.8%  0.8%


Add:  Depreciation (book)                      55,000    50,000    45,000
Add:  Amortization of intangibles (Tax)             0         0         0
Less: Change in Working Capital                (3,212)        0         0
Debt-Free Cash Flow                          $481,695  $483,207  $481,507           0.3% -0.4%


Terminal Value Debt-Free Cash Flow:
2007                                         $436,507
Add:   Depreciation                            45,000
Less:  Capital expenditures for
  terminal value calculation            (1)   (45,000)
Less:  Increase in Working Capital            (16,212)
Less:  Tax Benefit of Amortization                  0
2007 Debt-Free Cash Flow, net of
  benefit                                    $420,295


Capitalized Debt-Free Net Cash Flow @
  multiple of 6.4                                                         $2,689,887


Discount Period                                  0.50      1.50      2.50       3.00

Present Value Factor @ 19%                     0.9167    0.7703    0.6473     0.5934

Present Value of Debt-Free Cash Flow          441,569   372,231   311,699  1,596,221


Indicated Enterprise Value                  2,721,720

Plus:  PV of Amortization Tax Benefit,
2008-2018+                                          0

Less:  Interest Bearing Debt as of 8/04             0

FV of Equity on a control, marketable basis 2,721,720



Assumed Discount Rate                  19.0%
Assumed Growth Rate                     3.0%
Assumed Multiple                        6.4

Assumed Taxes                          34.0%

Working Capital Increase              10.00%


(1) No anticpated store openings until after FYE 2007.



NY Group
Carrying Amount
                                     Reported     Fair Value       Carrying
                                   Amount as of   Adjustments      Amount as
                                     8/28/04                       of 8/28/04
ASSETS

Current Assets
Cash and cash equivalents                    $0                       0
Restricted cash                               0                       0
Accounts receivable                     131,270                 131,270
Inventory                               269,807                 269,807
Due from private                              0                       0
Due Affiliate                         5,722,616   (5,722,616)         0
Other current assets                      8,776                   8,776

Total Current Assets                  6,132,469               6,132,469

Store fixtures,equipment & LHI, net      63,579                  63,579
Annuity Contract                              0                       0
Deferred leases & other intangibles, net  1,535                   1,535

Goodwill, net                           482,601                 482,601

Other assets                              3,201                   3,201

Total Assets                         $6,683,385  ($5,722,616)   960,769



LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Due Affiliate                                $0                       0
Customer deposits                       453,281                 453,281
Accrued expenses & other current
  liabilities                           367,452                 367,452
Due to private                                0                       0
Deferred rent and allowances-current          0                       0

Total Current Liabilities               820,733                 820,733

Deferred rent and allowances            162,493                 162,493

Total Non-Current Liabilities           162,493                 162,493

Total Liabilities                       983,226                 983,226

Total Shareholders' Equity            5,700,159  (5,722,616)    (22,457)


Total Liabilities and
  Shareholders' Equity                $6,683,385  ($5,722,616)   960,769

NY Group
Fair Market Value of Reporting Unit as of August 28, 2004

Discounted Cash Flow Approach


                                                                  FMV
                                                             of Reporting
                                                                  Unit

Net Asset Value of Reporting Unit as of 8/28/04
  (Excluding Goodwill)                                        ($505,058)

Goodwill                                                        482,601

Net Asset Value of Reporting Unit as of 8/28/04                ($22,457)


Fair Value of Reporting Unit as of 8/28/04                   $2,721,720